FRED ALGER & COMPANY, INCORPORATED AND SUBSIDIARY

Consolidated Financial Statements and
Supplemental Schedules

December 31, 2018

(With Reports of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15900

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2018___ AND ENDING ___12/31/18___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Fred Alger & Company Incorporated**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Park Avenue South, Suite 200
(No. and Street)

New York   **NY**   **10010**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT L. KINCEL   201-547-3604
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-01012
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Robert L. Kincel_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Fred Alger & Company Incorporated_____ , as
of __December 31_____ , 20 __18____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



__*Stephanie L. Foley*__
STEPHANIE L. FOLEY
NOTARY PUBLIC OF NEW JERSEY
ID # 2429981
~~My Commission Expires 2/12/2018~~
2023

Notary Public

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Fred Alger & Company, Incorporated and Subsidiary:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial condition of Fred Alger & Company, Incorporated and Subsidiary (the Company) as of December 31, 2018, the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2010.

New York, New York
March 1, 2019

FRED ALGER & COMPANY INCORPORATED
AND SUBSIDIARY
Consolidated Statement of Financial Condition
As of December 31, 2018

Assets

Cash	$	15,208,264
Management and sub-advisory fees receivable (note 5b)		17,189,255
Receivable from mutual funds (note 5b)		7,363,511
Financial instruments owned, at fair value (note 4)		20,344,923
Due from affiliates (note 6)		2,726,978
Current taxes receivable		888,693
Prepaid expenses and other assets		3,482,992
Deposits with clearing organizations		1,034,978
Net deferred tax asset (note 10)		1,897,136
Property and equipment, net (note 7)		3,013,433
Total assets	$	73,150,163

Liabilities and Shareholder's Equity

Liabilities:

Accrued expenses and other liabilities (note 8)	$	49,431,626
Due to affiliates (note 6)		1,404,253
Total liabilities		50,835,879

Commitments and contingencies (note 13)

Stockholder's equity:

11% Series A cumulative preferred stock $100 par value – 5,000 shares authorized; 1,370 shares issued and no shares outstanding		137,000
Voting common stock, $0.10 par value – 1,000 shares authorized; 113.027 shares issued; 105.725 shares outstanding		11
Nonvoting common stock, $0.10 par value – 1,000 shares authorized and no shares issued or outstanding		-
Additional paid-in capital		100,946,379
Retained deficit		(78,603,040)
Less treasury stock, at cost – 7,302 shares voting common stock and 1,370 Series A shares cumulative preferred stock		(166,066)
Total stockholder's equity		22,314,284
Total liabilities stockholder's equity	$	73,150,163

See accompanying notes to consolidated financial statements.

FRED ALGER & COMPANY INCORPORATED
AND SUBSIDIARY

Consolidated Statement of Income

For Year Ended December 31, 2018

Revenues:		
Management and sub-advisory fees (note 5b)	$	158,499,668
Mutual fund fees (note 5b)		50,048,293
Commissions (note 5b)		2,015,584
Interest and dividends		985,970
Net realized gain on financial instruments		1,023,812
Other income		960,339
Total revenues		213,533,666
Expenses:		
Compensation and benefits (note 12)		77,426,882
Distribution and/or administration fees		42,066,781
Revenue sharing fees		22,542,598
General and administrative expenses		13,049,062
Occupancy (note 13)		3,782,915
Advertising and marketing		3,934,134
Professional fees		2,349,327
Net unrealized loss on financial instruments		1,503,179
Depreciation and amortization (note 7)		1,453,903
Mutual fund reimbursement fees (note 5b)		1,208,492
Subscriptions		1,202,575
Trading costs		692,854
Communications		406,233
Regulatory fees		338,673
Printing and supplies		281,092
Total expenses		172,238,700
Income before income tax expense		41,294,966
Income tax expense (note 10)		1,234,084
Net income	$	40,060,882

See accompanying notes to consolidated financial statements.

FRED ALGER & COMPANY, INCORPORATED

AND SUBSIDIARY

Consolidated Statement of Changes in Stockholder's Equity

For Year Ended December 31, 2018

	11% Series A cumulative preferred stock $100 par value		Voting common stock $0.10 par value		Nonvoting common stock $0.10 par value		Additional paid-in capital	Retained earnings/ (deficits)	Treasury stock	Total
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, January 1, 2018	1,370	$ 137,000	113	$ 11	-	$ -	$ 99,214,685	$ (37,543,899)	$ (166,066)	$ 61,641,731
Noncash compensation							1,731,694			1,731,694
Dividends								(81,120,023)		(81,120,023)
Net income								40,060,882		40,060,882
Balance, December 31, 2018	1,370	$ 137,000	113	$ 11	-	$ -	$ 100,946,379	$ (78,603,040)	$ (166,066)	$ 22,314,284

See accompanying notes to consolidated financial statements.

4

FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY
Consolidated Statement of Cash Flows
For Year Ended December 31, 2018

Cash flows from operating activities:		
Net income	$	40,060,882
Adjustments to reconcile net income to net cash used in operating activities:		
Net change in unrealized gains/losses on financial instruments		1,503,179
Deferred tax expense		(461,624)
Depreciation and amortization		1,453,903
Noncash compensation		1,731,694
Decrease (increase) in:		
Management and sub-advisory fees receivable		(328,755)
Receivable from mutual funds		(1,045,217)
Due from broker		1,393,373
Due from affiliates		(60,017,568)
Prepaid expenses and other assets		525,696
Current taxes receivable		(48,360)
Financial instruments sold, not yet purchased		(1,386,160)
Deposits with clearing organizations		(1,049)
Increase (decrease) in:		
Accrued expenses and other liabilities		2,873,736
Financial instruments owned, net		8,798,915
Due to broker		(1,391,310)
Due to affiliate		434,732
Net cash used in operating activities		(5,903,933)
Cash flows from investing activities:		
Acquisition of property and equipment		(344,289)
Net cash used by investing activities		(344,289)
Net decrease in cash		(6,248,222)
Cash, beginning of year		21,456,486
Cash, end of year	$	15,208,264
Supplemental disclosure:		
Cash paid during the year for income taxes	$	1,071,542
Supplemental disclosure of noncash financing activities:		
Noncash compensation	$	(1,731,694)
Noncash dividends to Parent	$	(81,120,023)

See accompanying notes to consolidated financial statements.

5

(1) Organization and Principles of Consolidation

The consolidated financial statements of Fred Alger & Company, Incorporated and Subsidiary (the Company) include the accounts of Fred Alger & Company, Incorporated (FAC) and its wholly owned subsidiary, Fred Alger Management, Inc. (FAM). FAC is a wholly owned subsidiary of Alger Group Holdings, LLC (the Parent). The Parent is a wholly owned subsidiary of Alger Associates, Inc. (the Ultimate Parent). All intercompany transactions and balances between FAC and FAM have been eliminated.

(2) Business

The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) under the Securities and Exchange Act of 1934, and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). FAM is an investment adviser registered under the Investment Advisers Act of 1940. The Company acts as the principal underwriter of mutual funds sponsored by FAM (Alger mutual funds) and effects transactions principally for the customers of FAM who elect to have the Company do so on their behalf. The Company clears these transactions on a fully disclosed basis with a third party service provider. The Company is not authorized to maintain customers' accounts and does not hold customers' funds or securities in connection with such transactions.

(3) Summary of Significant Accounting Policies

(a) Use of Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) which requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than ninety days at acquisition as cash equivalents. Cash held at financial institutions generally exceed the amount insured by the Federal Deposit Insurance Corporation. The Company does not hold any cash equivalents at December 31, 2018.

(c) Valuation of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification 820 – Fair Value Measurements and Disclosures ("ASC 820) defines fair value as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 established a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability and may be

6

observable or unobservable. Observable inputs are inputs that are developed using market data, such as publicly available information about actual events or transactions, and reflect the assumptions that market participants would use when pricing the asset or liability. Unobservable inputs are inputs that reflect the Company's own assumptions based upon the best information available in the circumstances. The three level hierarchy of inputs is summarized in the three broad Levels below.

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical assets or liabilities traded in non-active markets (i.e., dealer or broker markets); and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors, including, for example, the type of financial instrument, whether the financial instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

The Company held the following types of financial instruments as of December 31, 2018:

Money Market Funds

The Company owns investments in several money market funds that are valued based on readily available and observable net asset values. These investments are included in Level 1 of the fair value hierarchy.

Mutual Funds

The Company owns investments in various Alger mutual funds that are valued based on readily available and observable net asset values. These investments are included in Level 1 of the fair value hierarchy.

(d)   *Securities Transactions*

The Company records security transactions on trade date. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis. Realized gains (losses) on the sales of securities are recognized using cost calculated on a specific identification method, and changes in unrealized gains (losses) are recognized in the Consolidated Statement of Income. The Company has the ability to purchase securities on margin.

(e)   *Financial Instruments with Off-Balance Sheet Risk*

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance sheet risk. These financial instruments include financial instruments sold, not yet purchased.

The Company's financial instruments are subject to the following:

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

Credit Risk

Credit risk represents the risk that the Company would incur if its counterparties failed to perform pursuant to the terms of their agreements with the Company.

The Company has agreements with various brokerage firms to carry its accounts as a customer. These brokers have custody of the Company's financial instruments and, from time to time, cash balances which may be due from these brokers.

Liquidity Risk

Liquidity risk represents the possibility that the Company may not be able to rapidly adjust the size of its positions in times of high volatility and financial stress at a reasonable price.

Interest Rate Risk

Interest rate risk represents a change in interest rates, which could result in an adverse change in the fair value of an interest-bearing financial instrument.

Political Risk

The Company is exposed to political risk to the extent that FAM, on its behalf and subject to its investment guidelines, trades securities that are listed on various U.S. and foreign exchanges and markets. The governments in any of these jurisdictions could impose restrictions, regulations or other measures, which may have a material adverse impact on the Company's investment strategy.

(f) *Management and Sub-Advisory Fees*

Management fees and sub-advisory fees are earned by FAM for advisory services provided to its customers. Such fees are recognized as earned on a monthly basis based on the terms of the customer agreements.

Among FAM's customers are five registered investment companies (the Alger mutual funds):

- The Alger Funds
- The Alger Portfolios
- The Alger Funds II
- The Alger Global Growth Fund
- The Alger Institutional Funds

During the year, FAM provided sub-advisory services to the Alger SICAV, a collective investment undertaking organized under the laws of the Grand Duchy of Luxembourg for sale to non-U.S. citizens in certain European countries.

(g) *Mutual Fund Fees*

Mutual fund fees are earned by the Company and FAM for distribution, administrative and oversight services performed for the Alger mutual funds and Alger SICAV. Fees earned for distribution and / or administration of the Alger mutual funds are collected pursuant to plans operating under Rule 12b-1 of the Investment Company Act of 1940 (12b-1 Plans).

(h) *Commissions*

Commissions and related clearing expenses are recorded on a settlement-date basis, the effect which is not materially different from a trade date basis. Commission income is earned by providing trade execution services thru FAC for Alger mutual funds and separately managed accounts.

(i) *Distribution and / or administration fees and Revenue sharing fees*

The Company, in its capacity as underwriter for the Alger mutual funds, pays fees to third party dealers who sell the funds to their customers. To the extent the fees paid do not exceed amounts collected from the Alger mutual funds pursuant to 12b-1 Plans, they are incurred by the Company and included in Distribution and / or administration fees on the Consolidated Statement of Income.

To the extent these fees exceed amounts collected pursuant to 12b-1 Plans, they are incurred by FAM and included as Revenue sharing fees on the Consolidated Statement of Income.

(j) *Depreciation and Amortization*

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation relating to these assets is provided for primarily by the straight-line method over their estimated useful lives, ranging from 5 to 10 years. Leasehold improvements are amortized by the straight-line method over the lesser of their economic useful lives or the terms of the related leases.

(k) *Deferred Rent*

In accordance with ASC 840, the Company has long-term operating leases that include escalating lease payments for which rent expense is recorded ratably over the noncancelable base lease period. Deferred rent represents the difference between rent on a straight-line basis compared to the annual rent payable.

(l) *Income Taxes*

Beginning with its 2008 taxable year, the Company and its shareholders elected to be treated as an S Corporation under the Internal Revenue Code for purposes of filing Federal income tax returns. As an S Corporation, the Company generally will not have to pay corporate-level income taxes but instead any income or loss will be included in the individual shareholder's tax returns. For most of the state or local jurisdictions in which the Company files tax returns, the Company did not elect to be treated as an S Corporation. Income taxes relating to those states are incurred at the corporate level.

Income taxes are accounted for using the asset and liability method (ASC 740). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax-basis carrying amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the enactment date occurs.

The Company files its Federal and certain state tax returns as a member of a consolidated group but accounts for its tax expense on a separate company basis reflecting its proportionate share of the tax asset or liability as if it were filing on its own. Any amounts due which pertain to tax returns filed on a consolidated basis are payable to the Parent.

Uncertainty in income taxes (ASC 740-10) is accounted for by recognizing in the consolidated financial statements the impact of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position. Management considers the facts and circumstances available as of the reporting date in

order to determine the appropriate tax benefit to recognize including tax legislation and statutes, legislative intent, regulations, rulings and case law. Differences could exist between the ultimate outcome of the examination of a tax position and management's estimate. It is not expected that these differences will have a material impact on the financial statements. In the preparation of income tax returns, tax positions are taken based on interpretation of Federal, State and local income tax laws for which the outcome is uncertain. Management has analyzed the Company's tax positions taken on Federal, State and local income tax returns for all open years and has determined that no uncertain tax positions exist as of the reporting date.

The following are the major tax jurisdictions for the Company: United States, New Jersey, New York, and New York City. Generally, tax years 2015 to present are open for examination by Federal, State and local tax authorities.

(m)   *Recently Issued Accounting Pronouncements:*
Not Yet Adopted

In August 2018, the FASB issued Accounting Standards Update 2018-13, Fair Value Measurement (Topic820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement ("ASU 201-13). The update provides guidance that eliminates, adds, and codifies certain disclosure requirements for fair value measurements. ASU 2018-13 will be effective for annual periods beginning after December 15, 2019. The company is currently assessing the potential impact of these changes to future consolidated financial statements.

In February 2016, the FASB issued ASU no. 2016-02, "Leases (Topic 842)". This amended standard was written to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new standard requires lessees to recognize a right-of-use asset (ROU) and lease liability for all leases with terms of more than 12 months. Recognition, measurement, and presentation of expenses will depend on classification as finance or operating lease. The amendments also require certain quantitative and qualitative disclosure. Accounting guidance for lessors is largely unchanged. This guidance is effective for the fiscal years and interim periods within those years beginning after December 15, 2018, and requires a modified retrospective approach to adoption. The Company adopted the new standard on January 1, 2019. Upon adoption, the Company will recognize ROU and lease liability of approximately $9,600,000 for existing operating leases.

Adopted

The Company adopted the revenue recognition guidance promulgated under ASC 606, *Revenue from Contracts with Customers*, jointly issued by the Financial Accounting Standards Board (FASB) and the International Accounting Standards Board (IASB) in May 2014. ASC 606 applies to all contracts with customers to provide goods or services in the ordinary course of business (with certain exceptions for items like leases, financial instruments, etc.). The core principle of the standard is that an entity recognizes revenue at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard is applied utilizing a five step approach:

1. Identify the contract(s) with a customer
2. Identify the performance obligations in the contract
3. Determine the contract price
4. Allocate the transaction price to the performance obligations
5. Recognize revenue when (or as) the entity satisfies a performance obligation

The adoption of ASC 606 did not result in any changes to the Company's prior revenue recognition practices.

FAM primarily earns revenues by providing investment management, distribution and administrative services mainly to the Alger mutual funds, and also to separately managed and sub-advised accounts as well as other products. In addition, the Company earns commissions by clearing transactions effected by customers of FAM on a fully disclosed basis with a third party service provider.

Management and sub-advisory fees

FAM provides investment advice primarily to its sponsored mutual funds (the Alger mutual funds), and institutional and individual investors. FAM has contracts with each client to whom it provides services. Although there are many variations in the specific terms, the performance obligation is consistent: FAM is to provide investment advice in a manner appropriate to each customer. The contract price varies, but is stipulated in the contract and generally takes the form of a calculated fee, usually a percentage of the Assets Under Management (AUM). Separate accounts and sub-advisory fees are also based upon a percentage of the monthly or quarterly AUM as defined in the investment agreements. FAM has the responsibility for the valuation and substantiation of the AUM, substantially all of which is based upon observable market data from independent pricing services and a third party fund custodian agent. AUM vary with market fluctuations and client behavior. The management and sub-advisory performance obligations are considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. Asset management fees are accrued, invoiced and collected on a monthly or quarterly basis.

Mutual Fund Fees: 12b-1 and Shareholder service fees

These fees are earned by FAC for various distribution, administrative and oversight services performed for the Alger mutual funds and Alger SICAV. In the case of 12b-1 fees, such fees are earned for distribution and administration of the Alger mutual funds are collected pursuant to plans operating under Rule 12b-1 of the Investment Company Act of 1940 (12b-1 Plans). Contracts for these services exist between FAC and the Alger mutual funds to whom such services are provided. The contract price varies by fund and share class, but prices are stipulated in the applicable contracts and take the form of a calculated basis point fee (a percentage of account assets). This fee is accrued on a daily basis by the funds and is part of the daily NAV. FAC receives payment for these fees from the funds on a monthly basis. Performance obligations relating to these fees relate to the following services performed by FAC:

- Marketing and distribution
- Various administrative services

The services provided by FAC under the terms of these contracts are considered a series of distinct services that are substantially the same and are satisfied each day during contract term. Ongoing marketing and distribution fees are largely passed through as a distribution expense to third party distributors who distribute the funds.

Mutual Fund Fees: Shareholder and Fund Administration fees

These fees are earned by FAM for various administrative and oversight services performed for the Alger mutual funds and Alger SICAV. Contracts for these services exist between FAM and the Alger mutual funds to whom such services are provided. The contract price varies by fund and share class, but prices are stipulated in the applicable contracts and take the form of a calculated basis point fee (a percentage of account assets). This fee is accrued on a daily basis by the funds and is part of the daily NAV. FAM receives payment for these fees from the funds on a monthly basis. Performance obligations relating to these fees relate to ongoing administrative and oversight functions.

Mutual Fund Fees: Sub-TA fees

FAC makes payments to intermediaries that provide sub-accounting services to omnibus accounts invested in the Alger funds. A portion of these fees are charged back to the appropriate Alger funds, subject to certain limitations, as approved by the Alger funds Board of Directors. As such, these fees are accrued on a daily basis by the funds and are part of the daily NAV. FAC receives payment for these funds periodically.

Commissions

The Company acts as the principal underwriter of mutual funds sponsored by FAM (Alger mutual funds) and effects transactions principally for the customers of FAM who elect to have the Company do so on their behalf. The Company clears these transactions on a fully disclosed basis with various contracted third party service providers. The Company is not authorized to maintain customers' accounts and does not hold customers' funds or securities in connection with such transactions. The effective contract price is the applicable commission rate for a specific trade. The revenue associated with the trades is earned as the trade is executed by the third party service provider as the recognition of the revenue and the performance obligation is extinguished in a simultaneous fashion. These fees are collected on a monthly basis.

(4)   Financial Instruments at Fair Value

The following presents the Company's financial instruments' fair value hierarchy as of December 31, 2018:

Assets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial instruments owned:				
Mutual fund	$ 183,327	—	—	183,327
Money market funds	20,161,596	—	—	20,161,596
Total financial instruments owned	**$ 20,344,923**	**—**	**—**	**20,344,923**

There were no level 2 or 3 investments held during the year.

(5)   Related Party Transactions

(a)   Directors and Officers

Certain employees of the Company and FAM are officers of the Alger mutual funds and SICAVS.

(b)   Revenue Transactions

FAM provides advisory services to the Alger mutual funds and sub-advisory services to the Alger SICAV Funds for which it earns management and sub-advisory fees. Fees earned for these services are included in Management and sub-advisory fees in the Consolidated Statement of Income. Amounts receivable which relate to these fees are included in Management and sub-advisory fees receivable on the Consolidated Statement of Financial Condition.

FAM provides certain administration services to the Alger mutual funds for which it receives fund administration fees and shareholder administration fees. The Company earns fees from the Alger mutual funds pursuant to plans operating under Rule 12b-1 of the Investment Company Act of 1940. These fees are included in Mutual fund fees in the Consolidated Statement of Income. Amounts receivable relating to these fees is included in Receivable from mutual funds on the Consolidated Statement of Financial Condition.

FAC receives Sub-T/A fees from the Alger mutual funds, which represents a partial reimbursement of payments made to intermediaries that provide sub-accounting services to omnibus accounts invested in the Alger mutual funds. Amounts receivable relating to these fees are included in Receivable from mutual funds on the Consolidated Statement of Financial Condition.

The Alger mutual funds and Alger SICAV Funds also pay the Company brokerage commissions in connection with securities transactions. These fees are included in Commissions in the Consolidated Statement of Income. Amounts receivable which relate to these fees are included in Prepaid expenses and other assets on the Consolidated Statement of Financial Condition.

FAM and FAC provide certain administrative and marketing support services to Alger Management, Ltd. (AML), a U.K. investment advisor which is majority owned by AAI, for which they earn fees. Such fees are included in Other Income on the Consolidated Statement of Income. Amounts receivable which relate to these fees are recorded in the Due from affiliates account on the Consolidated Statement of Financial Condition.

Certain expenses incurred by Alger mutual funds in excess of stated expense limits were reimbursed by FAM. The expense reimbursements for year ended 2018 were $1,208,492 and were recorded in Mutual fund reimbursement fees on the Consolidated Statement of Income.

A summary of income earned through related party transactions for the year ended December 31, 2018, and receivables from related parties as of that date is as follows:

		Income earned for the year ended December 31, 2018			Amounts receivable at December 31, 2018		
		FAC	FAM	Total	FAC	FAM	Total
Management and sub-advisory fees:							
Management fees	$	—	130,725,705	130,725,705	—	10,592,765	10,592,765
Sub - advisory fees		—	3,865,764	3,865,764	—	327,980	327,980
Total management and sub-advisory fees		—	134,591,469	134,591,469	—	10,920,745	10,920,745
Mutual fund fees:							
12b-1 and shareholder servicing fees		37,311,607	—	37,311,607	2,813,297	—	2,813,297
Sub-T/A fees		5,251,955	—	5,251,955	4,003,180	—	4,003,180
Fund administration fees		—	4,775,515	4,775,515	—	382,958	382,958
Shareholder administration fees		—	2,064,002	2,064,002	—	164,077	164,077
Total mutual fund fees		42,563,562	6,839,517	49,403,079	6,816,477	547,035	7,363,512
Commission fees:							
Brokerage commissions		1,887,609	—	1,887,609	130,012	—	130,012
Other Income:							
Admin and Marketing		403,826	403,826	807,652	33,320	33,320	66,640
Total related party income/ receivables	$	44,854,997	141,834,812	186,689,809	6,979,809	11,501,100	18,480,909

(c) *Service-Related Charges*

Pursuant to an agreement with FAM, service-related charges of $41,432,963 have been earned by the Company. Under the terms of the agreement, FAM pays a monthly asset-based fee to the Company for its efforts in promoting and distributing certain products for which FAM receives management fees. These service-related charges have been eliminated in consolidation.

(d) *Dividends*

During the year the Company paid non-cash dividends of $81,120,023 to the Parent to settle intercompany balances of which $10,620,023 represents an in-kind transfer of financial instruments.

(e) *Expenses*

Weatherbie Capital LLC (WBC) is a wholly owned subsidiary of the Parent. WBC provides sub-advisory services to FAM. For these sub-advisory services, FAM paid WBC $2,158,282 during the year.

(6) Due from / Due to affiliates

Throughout the year, FAC and FAM provide cash and or pay certain expenses to and on behalf of its affiliates. Primarily, FAC and FAM provided cash to the Ultimate Parent for shareholders dividends and shareholders quarterly tax distributions. As of December 31, 2018, the amount due from the Ultimate Parent was $1,937,030. Amounts receivable from other affiliates for expenses paid on their behalf amounted to $789,948.

The Company had payables of $642,405 to WBC for the 2018 fourth quarter sub-advisory fees, and $761,848 to Analyst Resources, Inc. (ARI) for recruiting services.

(7) Property and Equipment, Net

	Useful lives		Amount
Leasehold improvements	10 years	$	6,091,972
Furniture and fixtures	7 years		2,057,772
Office machines	5 years		1,806,828
Computer software	5 years		1,134,728
			11,091,300
Less: accumulated depreciation and amortization			(8,077,867)
		$	3,013,433

Depreciation and amortization expense for the year ended December 31, 2018 was $1,453,903.

(8) Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following at December 31, 2018:

Equity plan payable	$	28,712,791
Accrued distribution fees		12,244,325
Deferred compensation plan payable		4,167,938
Deferred Rent		2,095,876
Phanthom equity payable		313,612
Other		1,897,084
Total accrued expenses and other liabilities	$	49,431,626

(9) Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. The Company computes its regulatory capital using the Alternative Method. At December 31, 2018, the Company had regulatory net capital of $10,589,019 and a regulatory net capital requirement of $250,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 1.92 to 1.

(10) Income Taxes

The components of Income tax expense in the Consolidated Statement of Income for the year ended December 31, 2018 are as follows:

Current:		
State and local	$	1,683,229
Total current		1,683,229
Deferred:		
Federal		—
State and local	$	(449,145)
Total deferred		(449,145)
Total tax expense	$	1,234,084

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Management believes that it is more likely than not that the deferred tax asset will be realized and therefore no valuation allowance has been recorded. Significant components of the Company's deferred tax assets and deferred tax liabilities as of December 31, 2018 are as follows:

Deferred tax assets:		
Compensation related	$	1,720,194
Fixed assets		(38,058)
Deferred rent		56,218
Capitalized 12b-1		198,224
Market appreciation		(39,442)
Total deferred tax assets	$	1,897,136

(11) H.R. 1, originally known as the Tax Cuts and Jobs Act, was enacted on December 22, 2018 ("Tax Reform"). ASC 740 requires companies to recognize the effect of tax law changes in the period of enactment. The Company has determined that, due to its status as an S Corporation for U.S. Federal tax purposes, Tax Reform did not have an impact on its financial statements for the year ended December 31, 2018.

(12) Pension and Profit Sharing Plans

(a) *401(k) Plan*

The Company sponsors a contributory 401(k) plan. This plan includes all officers and full-time employees. The Company makes matching contributions equal to 100% of the participant's compensation contributed as pre-tax contributions subject to a maximum amount of $10,000 for each participant. The Company's practice is to fund its obligation under the plan currently. Included in compensation and benefits expense are employer contributions for the year ended December 31, 2018 of $1,205,499.

(b) *Deferred Compensation Plans*

The Ultimate Parent maintains three nonqualified deferred compensation plans (the Plans) for certain employees of the Company and FAM.

As more fully described in the Alger Associates, Inc. Profit Participation Plan, as amended and restated October 25, 2016 (Incentive Plan), and the individual Award Agreements, the Ultimate Parent may issue an award which is credited to the participant's "award account" and vests after four years. Pursuant to the Incentive Plan, the award accounts are credited or debited with gains or losses based upon changes in values of notional investments in certain Alger mutual funds elected by

the plan participant. The participant is also eligible for a matching contribution of up to 175% of the original award. Both the vesting percentage attributable to the awards and the level of matching contributions are based on growth in the consolidated pre-tax net operating income of the Ultimate Parent and its subsidiaries, as defined by the plan, and which may be adjusted by management according to the terms of the Incentive Plan. During the year ended December 31, 2018, the Company recognized $1,584,048 in compensation expense relating to the Incentive Plan.

On December 10, 2015 the Ultimate Parent adopted the Alger Associates, Inc. Equity Plan (Equity Plan), as amended and restated. Under the terms of the Equity Plan, a portion of eligible participant's annual bonus compensation is converted into Alger Equity Units (Units). Such Units participate in any dividend declared by the Ultimate Parent on a notional basis as well as future appreciation or depreciation of the book value of the Ultimate Parent, as more fully described in the Equity Plan. Any award issued under the Equity Plan vests equally over four years. A portion of the value of the participant's awards may be paid after seven years (if so elected by the recipient of the award) subject to certain further allowable deferral elections. If such deferral option is not elected, the entire value of the award will be paid on the earlier of a "termination of employment" or a "change in control" as such terms are defined in the Equity Plan. During the year ended December 31, 2018, the Company recognized $5,177,363 in compensation expense relating to the Equity Plan.

In April 2010, the Parent adopted a "Phantom Equity Grant Agreement" (Agreement), which granted phantom ownership of 5% of the combined fair market value of the Parent and its subsidiaries, as defined in the Agreement, to the Chief Executive Officer (the CEO) of the Ultimate Parent. Under the terms of the Agreement, the CEO participates in any dividend declared or distribution made by the Ultimate Parent on a notional basis as well as future appreciation or depreciation of the fair market value of the Ultimate Parent, as more fully described in the Agreement. The phantom equity granted under this agreement is fully vested. The value of the phantom equity will be paid on the earlier of a "separation from service" or a "change in control" as such terms are defined in the Agreement. During year ended December 31, 2018, the Company recognized $3,736,351 in compensation expense relating to this Agreement of which $1,731,694 was credited as capital to the Ultimate Parent.

The Plans are intended to qualify under Section 409A of the Internal Revenue Code, which allows, among other things, for the participant to defer tax recognition until such time as the award is distributed to the participant.

(13) Commitments and contingencies

The Company and FAM lease office space under non-cancelable lease agreements expiring through 2022. Minimum annual rental payments approximate:

Year ending December 31:

2019	3,187,546
2020	3,359,364
2021	3,421,702
2022	86,395
$	10,055,007

Office leases contain provisions for escalation based upon certain increases in costs incurred by the lessor.

Rent expense for the year ended December 31, 2018 was $3,782,915.

The Company is currently, and has been in the past, a party to various routine legal proceedings incident to the ordinary course of business. The Company believes that the outcome of all such pending legal proceedings in the aggregate is unlikely to have a material adverse effect on the business or consolidated financial condition of the Company.

(14) Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments to the consolidated financial statements resulting from subsequent events through March 1, 2019, the date the consolidated financial statements were issued. As a result of this evaluation, the Company found no subsequent events that necessitated disclosures in and/or adjustments to the consolidated financial statements except as follows: Beginning with its 2019 taxable year, the Company will be treated as an C Corporation under the Internal Revenue Code for purposes of filing Federal income tax returns. The Ultimate Parent and its shareholders will remain an S Corporation. As a C Corporation, the Company will be subject to federal, state and local corporate-level income taxes.

SUPPLEMENTAL SCHEDULES

FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
December 31, 2018

Computation of net capital pursuant to Rule 15c3-1

Total stockholder's equity from Consolidated Stement of Financial Condition	$	22,314,284
Deductions and/or charges:		
Nonallowable assets:		
Investment in and receivables from subsidiary and affiliates		1,463,204
Other nonallowable assets		9,919,358
Total nonallowable assets		11,382,562
Net capital before haircuts		10,931,722
Haircuts on securities:		
Corporate bonds, mutual funds, money markets and exchange traded equity securities		342,703
Net Capital	$	10,589,019
Computation of alternative net capital requirement		
Capital requirement of consolidated broker-dealer subsidiary electing alternative method		250,000
Total net capital requirement		250,000
Excess Net Capital	$	10,339,019

**FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY**

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission

Year Ended December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See report of independent registered public accounting firm

FRED ALGER & COMPANY INCORPORATED
AND SUBSIDIARY
Consolidating Statement of Financial Condition
As of December 31, 2018

		Fred Alger & Company, Incorporated	Fred Alger Management, Inc.	Reclass & Eliminations	Consolidated Balance as of 12/31/2018
Assets					
Cash	$	14,177,900	1,030,364	-	15,208,264
Management and sub-advisory fees receivable		-	17,189,255	-	17,189,255
Receivable from mutual funds		6,816,476	547,035	-	7,363,511
Financial instruments owned, at fair value		15,943,522	4,401,401	-	20,344,923
Investment in Subsidiary		1,463,204	-	(1,463,204)	-
Due from affiliates (Parent)		2,078,945	(141,915)		1,937,030
Due from affiliates		412,549	377,399		789,948
Due from FAC		-	5,826,682	(5,826,682)	-
Current taxes receivable		446,950	441,743	-	888,693
Prepaid expenses and other assets		2,782,890	700,102	-	3,482,992
Deposits with clearing organization		1,034,978	-	-	1,034,978
Net deferred tax asset		801,819	1,095,317	-	1,897,136
Property and equipment, net		629,099	2,384,334	-	3,013,433
	$	**46,588,332**	**33,851,717**	**(7,289,886)**	**73,150,163**
Liabilities and Equity					
Liabilities:					
Accrued expenses and other liabilities	$	18,447,366	30,984,260	-	49,431,626
Due to affiliate		5,826,682	1,404,253	(5,826,682)	1,404,253
Total liabilities		**24,274,048**	**32,388,513**	**(5,826,682)**	**50,835,879**
Commitments		-	-	-	-
Equity:					
Shareholder's equity:					
Series A cumulative preferred stock		137,000	-	-	137,000
Voting common stock		11	3,000	(3,000)	11
Nonvoting common stock		-	-	-	-
Additional paid-in capital		100,946,379	21,098,472	(21,098,472)	100,946,379
Retained earnings, beginning		(37,543,899)	(2,533,103)	2,533,103	(37,543,899)
Dividend Paid		(81,120,023)	(49,515,745)	49,515,745	(81,120,023)
Current year (Income)/Loss		40,060,882	32,410,580	(32,410,580)	40,060,882
Retained earnings		(78,603,040)	(19,638,268)	19,638,268	(78,603,040)
Treasury stock		(166,066)	-	-	(166,066)
Total stockholder's equity		**22,314,284**	**1,463,204**	**(1,463,204)**	**22,314,284**
	$	**46,588,332**	**33,851,717**	**(7,289,886)**	**73,150,163**

24

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Fred Alger & Company, Incorporated and Subsidiary:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Fred Alger & Company, Incorporated and Subsidiary (the Company) identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

New York, New York
March 1, 2019

FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY
Rule 15c3-3 Exemption Report

Fred Alger & Company, Incorporated (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2)   The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exemption.

I, Robert Kincel, affirm to that, to my best knowledge and belief, this Exemption Report is true and correct.



Robert Kincel
Chief Financial Officer
Fred Alger & Company, Incorporated and Subsidiary
March 1, 2019